UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2007

001-31609

(Commission File Number)

Telkom SA Limited
(Translation of registrant’s name into English)

Telkom Towers North

152 Proes Street

Pretoria 0002

The Republic of South Africa

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

On March 6, 2007, Telkom SA Limited (“Telkom”) issued a media statement, announcing the resignation of Wallace (Wally) Beelders as Chief Sales and Marketing Officer. A copy of the media statement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On March 8, 2007, Telkom announced that it would be hosting an analyst day on its Next Generation Network on March 8, 2007. A copy of the announcement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

On March 8, 2007, Telkom presented an outline of its business strategy regarding the Next Generation Network to members of the investment community at an analyst open day. A copy of the presentation is attached hereto as Exhibit 99.3 and is incorporated herein by reference. The presentation contains forward-looking statements and includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.

On March 14, 2007, Telkom issued a media statement, announcing the resignation of Thami Msimango, Chief Technical Officer. A copy of the media statement is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

On March 14, 2007, Telkom issued an update on its proposed acquisition of the entire issued share capital of Business Connexion Group Limited ("BCX"). A copy of the update is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

On March 22, 2007, Telkom announced that it has acquired 75% of Multi-links Telecommunications Limited ("Multi-links"), a Nigerian private telecommunications operator with a Unified Access License providing fixed, mobile, data, long distance and international telecommunications services throughout Nigeria for USD280 million. A copy of the announcement is attached hereto as Exhibit 99.6 and is incorporated herein by reference. The announcement contains forward-looking statements and includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

All of the statements contained herein and in the exhibits incorporated by reference herein, as well as oral statements that may be made by Telkom or Vodacom, or by officers, directors or employees acting on their behalf, that are not statements of historical facts constitute or are based on forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, specifically Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause Telkom’s or Vodacom’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Among the factors that could cause Telkom’s or Vodacom’s actual results or outcomes to differ materially from their expectations are those risks identified in Item 3. “Key Information-Risk Factors” contained in Telkom’s most recent Annual Report on Form 20-F filed with the US Securities and Exchange Commission (SEC) and its other filings and submissions with the SEC which are available on Telkom’s website at www.telkom.co.za/ir, including, but not limited to, increased competition in the South African telecommunications markets; developments in the regulatory environment; continued mobile growth and reductions in Vodacom’s and Telkom’s net interconnect margins; Vodacom’s and Telkom’s ability to expand their operations and make investments and acquisitions in other African and other countries and the general economic, political, social and legal conditions in South Africa and in other countries where Vodacom and Telkom invest; our ability to attract and retain key personnel; our inability to appoint a majority of Vodacom’s directors and the consensus approval rights at Vodacom that may limit our flexibility and ability to implement our preferred strategies; Vodacom’s continued payment of dividends or distributions to us; our ability to improve and maintain our management information and other systems; our negative working capital; changes in technology and delays in the implementation of new technologies; our ability to reduce theft, vandalism, network and payphone fraud and lost revenue to non-licensed operators; our ability to improve our internal control over financial reporting; health risks related to mobile handsets, base stations and associated equipment; risks related to our control by the Government of the Republic of South Africa and major shareholders and the South African Government’s other positions in the telecommunications industry; the outcome of regulatory, legal and arbitration proceedings, including tariff approvals, and the outcome of Telkom’s hearing before the Competition Commission, its proceedings with Telcordia Technologies Incorporated and others; our ability to negotiate favorable terms, rates and conditions for the provision of interconnection services and facilities; our ability to implement and recover the substantial capital and operational costs associated with carrier pre-selection, number portability and the monitoring, interception and customer registration requirements contained in the South African Regulation of Interception of Communication and Provision of Communication – Related Information Act; Telkom’s ability to comply with the South African Public Finance Management Act and South African Public Audit Act and the impact of the Municipal Property Rates Act; fluctuations in the value of the Rand; the impact of unemployment, poverty, crime and HIV infection, labor laws and exchange control restrictions in South Africa; and other matters not yet known to us or not currently considered material by us.

We caution you not to place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to Telkom or Vodacom, or persons acting on their behalf, are qualified in their entirety by these cautionary statements. Moreover, unless Telkom or Vodacom is required by law to update these statements, they will not necessarily update any of these statements after the date hereof, either to conform them to actual results or to changes in their expectation.

Exhibit	Description

99.1	Media statement, dated March 6, 2007, issued by Telkom SA Limited (“Telkom”), announcing the resignation of Wallace (Wally) Beelders as Chief Sales and Marketing Officer.

99.2	Announcement, dated March 8, 2007, issued by Telkom announcing that it would be hosting an analyst day on its Next Generation Network on March 8, 2007.

99.3	Presentation, dated March 8, 2007, issued by Telkom, outlining its business strategy regarding the Next Generation Network to members of the investment community at an analyst open day.

99.4	Media statement, dated March 14, 2007, issued by Telkom, announcing the resignation of Thami Msimango as Chief Technical Officer.

99.5	Update on Telkom's proposed acquisition of the entire issued share capital of Business Connexion Group Limited ("BCX"), issued by Telkom on March 14, 2007.

99.6	Announcement, dated March 22, 2007, issued by Telkom, announcing that it has acquired 75% of Multi-links Telecommunications Limited ("Multi-links"), a Nigerian private telecommunications operator.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELKOM SA LIMITED

By: /s/ Kaushik Patel
Name:	Kaushik Patel
Title:	Chief Financial Officer

Date:	April 5, 2007